UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
3 April 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EXELIXIS, INC.

File No. 0-30235 -- CF# 30800

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EXELIXIS, INC. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 10, 2009, and a Form 10-Q filed on October 29, 2009.

Based on representations by EXELIXIS, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.65	10-K	March 10, 2009	through March 10, 2019
10.66	10-K	March 10, 2009	through March 10, 2019
10.67	10-K	March 10, 2009	through March 10, 2019
10.2	10-Q	October 29, 2009	through March 10, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary